Mail Stop 4561

December 4, 2007

Mr. Mark B. Lucky
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street
Suite 150
Herndon, VA 20170

      Re: **IceWEB, Inc.**
              Form 10-KSB for the fiscal year ended September 30, 2006
              File No. 000-27865

Dear Mr. Lucky:

      We have completed our review of the above referenced filing and have no further comments at this time.

               Sincerely,

               Kevin Woody
               Accounting Branch Chief